ISSUED ON BEHALF OF REED ELSEVIER PLC

13 November 2014

Director Declaration

Pursuant to Listing Rule 9.6.14(2), Reed Elsevier PLC (“the Company”) announces that
Mr Erik Engstrom, Chief Executive Officer and a Director of the Company, is to be appointed as a Non-Executive Director of Smith & Nephew plc with effect from 1 January 2015. Smith & Nephew plc is listed on the London and New York Stock Exchanges.